Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

---

Fold

Form of Proxy - Annual Meeting of Pembina Pipeline Corporation Shareholders to be held at 2:00 pm (MDT) on Friday, May 9, 2025

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder of Pembina Pipeline Corporation, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.

5.

The shares represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.

6.

The shares represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the shares will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.	--- Fold

Proxies submitted must be received before 2:00 pm (Mountain daylight time) on Wednesday, May 7, 2025.

(or 48 hours before any postponed or adjourned meeting, excluding Saturdays, Sundays, and statutory holidays)

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for shares held in the name of a corporation or shares being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may vote by proxy using the telephone or using the internet as outlined above. You may also virtually attend the meeting and vote your shares at the meeting.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

0222LC

Appointment of Proxyholder
I/We being shareholder(s) of Pembina Pipeline Corporation (the “Corporation”) hereby appoint: J. Scott Burrows, President and Chief Executive Officer, or failing this person, Janet C. Loduca, Senior Vice President, External Affairs & Chief Legal and Sustainability Officer (the “Management Nominees”)	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
Note: If completing the appointment box above YOU MUST return your proxy by mail or internet and also go to http://www.computershare.com/Pembina before 2:00 pm MDT on May 7, 2025 and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a username to log in and vote at the meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual Meeting of Shareholders of the Corporation to be held via live audio webcast online at https://meetings.lumiconnect.com/400-721-717-912 on Friday, May 9, 2025 at 2:00 pm (Mountain daylight time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold
--- Fold
01. Anne-Marie N. Ainsworth	☐	☐	02. J. Scott Burrows	☐	☐	03. Cynthia Carroll	☐	☐
04. Alister Cowan	☐	☐	05. Ana Dutra	☐	☐	06. Maureen E. Howe	☐	☐
07. David M.B. LeGresley	☐	☐	08. Andy J. Mah	☐	☐	09. Leslie A. O’Donoghue	☐	☐
10. Bruce D. Rubin	☐	☐	11. Henry W. Sykes	☐	☐

	For	Withhold

2. Appointment of Auditors	☐	☐
To appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Corporation for the ensuing financial year at a remuneration to be fixed by the Board of Directors of the Corporation.
	For	Against

3. Shareholder Rights Plan	☐	☐
To approve continuing the Corporation’s shareholder rights plan as disclosed in the Management Information Circular.
	For	Against

4. Executive Compensation	☐	☐
To accept the Corporation’s approach to executive compensation as disclosed in the Management Information Circular.

---

Fold

To transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

Signature of Proxyholder	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.		DD / MM / YY
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.
Signing Capacity

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular – Mark this box if you would like to receive the Management Information Circular by mail for the next shareholders’ meeting.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Alternatively, you may access all financial reports on our website at www.pembina.com

P A I Q	3 7 7 8 1 1	A R 2

0222MC